SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 or 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

Report on Form 6-K dated January 28, 2009

STMicroelectronics N.V.
(Name of Registrant)

39, Chemin du Champ-des-Filles
1228 Plan-les-Ouates, Geneva, Switzerland

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or
Form 40-F.

Form 20-F ☒      Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-
T Rule 101(b)(7):

Yes ☐      No ☒

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities
Exchange Act of 1934.

Yes ☐      No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with

Rule 12g3-2(b): 82- __________

Enclosure:  A press release dated January 27, 2009, announcing 2008 fourth quarter and full year revenues and earnings.

PR No. C2592C

STMicroelectronics Reports 2008 Fourth Quarter
and Full Year Revenues and Earnings

•	Fourth quarter net revenues $2.28 billion

•	Fourth quarter net operating cash flow of $153 million*

•	Full year net revenues $9.84 billion; full year clean EPS* of $0.40

Geneva, January 27, 2009 - STMicroelectronics (NYSE: STM) reported financial results for the 2008 fourth quarter and full year ended December 31, 2008.

ST completed the deconsolidation of its Flash Memory Group (FMG) segment and took an equity interest in Numonyx on March 30, 2008, with an anticipated one quarter lag in reporting.

ST-NXP Wireless, a joint venture owned 80% by ST, began operations on August 2, 2008 and is fully consolidated into ST’s operating results. The fourth and third quarter 2008 financial review includes the ST-NXP Wireless joint venture except where noted.

Fourth Quarter 2008 Financial Review

Summary Financial Highlights

In Million US$ and %	Q4 2008	Q3 2008	Q4 2007
Reported Net Revenues	2,276	2,696	2,742

Gross Margin(a)	37.5%	37.7%	36.9%

Reported Net Earnings	(366)	(289)	20

Effective Exchange Rate $/€(b)	1.40	1.54	1.43

(a)Fourth quarter 2008 and third quarter 2008 exclude a $31 million and $57 million charge, respectively, due to inventory step-up purchase accounting adjustments related to the former NXP Wireless business.
(b)The Company’s effective exchange rate reflects actual exchange rate levels combined with the impact of hedging programs.

(*)Non-US GAAP metric. Please see page 4 for additional information.

Reflecting the sharp downturn in the global economy during the fourth quarter, ST’s 2008 fourth quarter net revenues decreased 15.6% sequentially and 17.0% year-over-year, driven by significant weakness across most geographies and market segments, in particular Automotive, Telecom and Computer.

Reported gross margin in the fourth quarter of 2008 was 36.1%. Excluding an acquisition-related inventory step-up charge to Cost of Goods Sold of $31 million in the fourth quarter of 2008 and $57 million in the third quarter of 2008, respectively, gross margin in the fourth quarter was 37.5%, a slight decrease from 37.7% in the prior quarter. The profitable contribution from a favorable currency impact and an improved product mix were offset by the negative impact of substantially lower sales and higher-than-anticipated unused capacity charges. In the fourth quarter of 2007, gross margin was 36.9%. The Company estimates that the underutilization of our fabs negatively impacted the fourth quarter 2008 gross margin by over 200 basis points.

President and CEO Carlo Bozotti commented, “Fourth quarter net revenues came in at the mid-point of our updated outlook and reflected the accelerated level of order push-outs and cancellations and decrease in demand as the quarter progressed. All product areas were negatively affected, in particular automotive, wireless and computer peripherals. Gross margin was somewhat lower than the mid-point of our revised outlook mostly due to our final product mix being below our expectations, in particular in wireless.

“For the full year 2008, ST made significant progress as the Company gained market share with a stronger product portfolio. ST will continue this momentum in 2009 as we focus on developing more innovative products. Looking at our position in the semiconductor market, we grew our revenues faster than the overall market during 2008 and estimate we are approaching a record level of market share.

“The Company also generated net operating cash flow of $153 million for the fourth quarter and $647 million for the full year excluding M&A transactions. As a result, despite a tougher fourth quarter environment, ST completed 2008 with a solid financial position. In 2009, we will continue to focus on cash flow as well as maintaining a strong and flexible capital structure.”

Operating Expenses

In the 2008 fourth quarter, combined SG&A and R&D expenses of $876 million included a full quarter of expenses and $25 million in recurring amortization charges related to the former NXP Wireless business, which were partially offset by $41 million in favorable sequential currency effects. Operating expenses in the third quarter 2008 included $12 million of amortization related to the NXP Wireless purchase accounting.

Fourth quarter 2008 SG&A expenses totaled $304 million, compared to $297 million in the prior quarter, and $295 million in the year-ago quarter. R&D expenses in the fourth quarter 2008 totaled $572 million, compared to $602 million (including the one-time, non-cash $76 million charge for in-process R&D) in the prior quarter, and $480 million in the year-ago quarter.

Operating Results, Earnings and Earnings per share

For the 2008 fourth quarter, the Company reported an operating loss of $139 million and a net loss of $366 million, or -$0.42 per share compared to the year-ago quarter operating loss of $15 million and net income of $20 million, or $0.02 per diluted share. Excluding charges relating to restructuring and impairment, inventory step-up, and other-than-temporary impairments on the Numonyx equity investment and certain financial assets, the fourth quarter 2008 net loss was $57 million, or -$0.06 per share compared to the year-ago quarter net income of $255 million or $0.27 per diluted share on a comparable basis.

Fourth quarter 2008 restructuring and impairment charges totaled $91 million and largely related to previously committed restructuring programs.

In the fourth quarter 2008, the loss on equity investments registered a non-cash charge of $204 million including $180 million of impairment on the Numonyx equity investment to reflect further deteriorated conditions in both the equity market multiples for comparable companies and the memory industry as well as ST’s $16 million share of Equity loss on Numonyx's Q3 2008 results. Importantly, Numonyx as of December 31, 2008 held about $500 million in cash on its balance sheet, representing an amount similar to the balance at inception.

Following the prior announcements of impairment recognition in certain asset-backed securities, in the 2008 fourth quarter a new accounting valuation resulted in $55 million of pre-tax other-than-temporary impairment charges of certain financial assets. The Company is pursuing various claims against Credit Suisse Securities (USA) LLC and Credit Suisse Group relating to unauthorized purchases of auction rate securities backed by collaterized debt obligations and credit linked notes.

Cash Flow and Balance Sheet Highlights

Net cash from operating activities is estimated at $388 million in the 2008 fourth quarter, somewhat lower than the $414 million in the third quarter 2008. Net operating cash flow* is estimated at $153 million for the fourth quarter 2008 compared to $140 million in the third quarter of 2008, excluding $1.52 billion paid for M&A transactions, and $188 million in the year-ago quarter. For the full year 2008, net cash from operating activities is estimated at $1.72 billion compared to $2.19 billion for the full year 2007 and net operating cash flow is estimated at $647 million in 2008, excluding $1.69 billion paid for M&A transactions, compared to $840 million in 2007.

Fourth quarter of 2008 cash flow data are estimated following a delayed calendar for the final closing of the cash flow statement due to the purchase accounting of business combinations.

Capital expenditures were $204 million during the fourth quarter of 2008, compared to $247 million in the prior quarter and $405 million in the year-ago quarter. For the full year, capital expenditures were $981 million, or 10.0% of net sales, compared to $1.14 billion or 11.4% of net sales in 2007.

In the 2008 fourth quarter, ST completed its authorized share repurchase plan and repurchased $82 million of common stock, as well as paid $79 million in dividends. For the first quarter 2009 the global ex-dividend date will be February 23, 2009 and the dividend of $0.09 is planned to be paid on or after this date, in accordance with the schedule previously announced on April 2, 2008.

Inventory was $1.84 billion at quarter end and reflected increased levels due to the sharp decrease in sales volumes in the fourth quarter 2008 and differences in the anticipated mix of products sold.

At December 31, 2008, ST’s cash and cash equivalents, marketable securities (current and non-current), short-term deposits and restricted cash equaled $2.15 billion. Total debt was $2.70 billion. ST’s net financial position* was a net debt of $0.55 billion. Shareholders’ equity was $8.16 billion.

*Non-US GAAP metrics used above and below are defined as:

Net operating cash flow is utilized by the Company’s management as a measure of cash-generation capability. It is defined as net cash from operating activities ($388 million in the fourth quarter of 2008) minus net cash used in investing activities (-$171 million in the fourth quarter of 2008) excluding payments for purchase of and proceeds from the sale of marketable securities ($64 million in the fourth quarter of 2008) and the proceeds from matured short-term deposits and restricted cash.

Clean earnings per share is used by the Company’s management to help enhance an understanding of ongoing operations and to communicate the impact of the excluded items. Clean earnings in full year 2008 ($356 million or $0.40 per share) excludes restructuring and impairment charges ($481 million), the impact of purchase accounting (such as in-process R&D costs ($97 million) and inventory step-up charges ($88 million)), other-than-temporary impairment charges on financial assets ($138 million) and impairment related to equity investments ($480 million), net of the relevant tax impact ($141 million).

Net financial position is used by the Company’s management to help assess financial flexibility. It is defined as cash and cash equivalents, marketable securities (current and non-current), short-term deposits and restricted cash ($2,152 million) minus total debt (current portion of long-term debt $143 million plus long-term debt $2,554 million).

Net Revenues by Market Segment for Q4 2008

The following table estimates, within a variance of 5% to 10% in the absolute dollar amount, the relative weighting of each of the Company’s target market segments for the 2008 fourth quarter.

As % of Net Revenues	Q4 2008

Market Segment

Automotive	12.6%
Consumer	17.0%
Computer	15.5%
Telecom	38.2%
Industrial & Other	16.7%

Both sequentially and year-over-year, all market segments posted declines reflecting the global economic slowdown. On a sequential basis, Automotive was lower by 21% and Telecom by 20%, followed by Computer which decreased 14%, Industrial by 10% and Consumer by 8%. In comparison to the year-ago quarter, Automotive declined 27%, followed by Computer which decreased by 20%, Telecom by 17%, Consumer by 12% and Industrial by 8%.

Q4 2008 Financial and Operating Data by Product Segment

The following table provides a breakdown of revenues and operating income by product segment.

In Million US$ and %	Q4 2008
Product Segment	Net Revenues	% of Net Revenues	Operating income (loss)

ACCI (Auto/Cons./Comp./Telecom Infra. Product Groups)	899	39.5%	(3)
IMS (Industrial and Multisegment Product Sector)	791	34.8%	85
WPS (Wireless Product Sector)	575	25.2%	(82)
Others (a) (b)	11	0.5%	(139)

TOTAL	2,276	100%	(139)

(a) Net revenues of “Others” include revenues from sales of Subsystems and other revenues.
(b) Operating income (loss) of “Others” includes items such as impairment, restructuring charges, and other related closure costs, start-up costs, and other unallocated expenses such as: strategic or special research and development programs, acquired in-process R&D and other purchase accounting impacts, certain corporate-level operating expenses, patent claims and litigations, and the other costs that are not allocated to product groups, as well as operating earnings or losses of the Subsystems and Other Products Group. The fourth quarter 2008 “Others” include a $31 million charge due to purchase accounting items and $91 million of impairment and restructuring charges.

ACCI (Automotive/Consumer/Computer/Telecom Infrastructure Product Groups):
•
ACCI’s net revenues declined 17.2% sequentially and 16.6% year-over-year, reflecting a significant decrease in Automotive as well as difficult market conditions in all other areas but mitigated by sequential and year-over-year mix improvements in Consumer.

•	ACCI’s operating result registered a slight loss of $3 million, a substantial decrease both sequentially and year-over-year, largely due to lower sales volumes in the fourth quarter.

IMS (Industrial and Multisegment Product Sector):
•	IMS net revenues decreased 12.2% sequentially and 6.5% year-over-year, reflecting a general decline in multisegment market conditions except in MEMS, Smartcards and Microcontrollers.

•
Fourth quarter IMS sales were composed of $513 million of ICs which declined 11% sequentially but increased 1% year-over-year and $278 million of discrete products which decreased 15% sequentially and 18% year-over-year.

•	IMS operating profit was $85 million, a significant decrease both sequentially and year-over-year.

WPS (Wireless Product Sector):
•
WPS net revenues decreased 17.4% sequentially reflecting significant weakness in the wireless market. On a year-over year-basis, WPS net revenues increased 29.6% reflecting additional sales from the joint venture with NXP Wireless as well as an improved product mix and expanded customer base.

•
WPS’ fourth quarter 2008 operating loss of $82 million includes $25 million of amortization of intangibles from the NXP Wireless acquisition and was largely due to a sharp drop in sales volumes and higher R&D expenses.

Full Year 2008 Results

The following income statement for the full year 2008 incorporates the former NXP Wireless business since August 2, 2008 and FMG for the first three months of 2008 and the full year 2007.

Net Revenues (In Million US$ and %)	Full Year 2008	Full Year 2007	Year-over-Year Change

ST as reported	9,842	10,001	(1.6%)

ST ex FMG and NXP Wireless	9,052	8,637	4.8%

Net revenues for the full year were $9.84 billion compared to 2007 revenues of $10.0 billion, as reported. Excluding FMG and NXP Wireless, net revenues grew 4.8% in the similar period.

Mr. Bozotti commented, “2008 was a critically important year in advancing the repositioning of our product portfolio, with the focus of our resources and investments in power applications and multimedia convergence with wireless and digital consumer.”

Gross margin, as reported, but excluding the inventory step-up from the addition of NXP Wireless increased to 37.1% of net revenues, compared to 35.4% of net revenues for 2007. Year-over-year gross margin reflects an estimated 100 basis-point negative currency impact.

Research and development expenses were $2,152 million, including $97 million of in-process R&D charges, associated with the acquisition of Genesis Microchip and the addition of NXP Wireless, compared to $1,802 million in 2007. Selling, general, and administrative expenses were $1,187 million compared to $1,099 million in 2007, increasing primarily due to adverse currency effects.

Operating loss, as reported, was $198 million in 2008, compared to the operating loss of $545 million in 2007. Net loss, as reported, was $786 million in 2008, or $-0.88 per share, compared to a net loss of $477 million, or $-0.53 per share in 2007. Net loss included pre-tax restructuring and impairment charges ($481 million), in-process R&D costs ($97 million), inventory step-up charges from NXP Wireless purchase accounting ($88 million), other-than-temporary impairment charge on financial assets ($138 million) and the impairment related to the Numonyx equity investment ($480 million) of $1,284 million with a tax impact of $141 million ($1.28 impact to earnings per diluted share in total) and $1,295 million ($1.29 impact to earnings per diluted share impact in total) for 2008 and 2007, respectively.

The Company estimates full year 2008 clean earnings excluding restructuring and impairment charges, the impact of purchase accounting, other-than-temporary impairment charges on financial assets and the impairment related to equity investments, net of the relevant tax impact to be $356 million or $0.40 per share.

In 2008, the US dollar weakened by approximately 10% as the effective average exchange rate for the Company was approximately $1.49 to €1.00 for 2008, compared to $1.35 to €1.00 for 2007.

While the US dollar strengthened during the 2008 fourth quarter, for the full year 2008 it had a significant negative impact on the Company’s profitability. The Company estimates that on a constant currency basis its 2008 operating profit, excluding restructuring and impairment charges and one-time adjustments, would have been about $310 million higher (315 basis points) than the proforma figure of $468 million and about $74 million higher than the 2007 comparable figure of $704 million.

Full Year 2008 Financial and Operating Data by Product Segment

The following table provides a breakdown of revenues and operating income by product segment.

In Million US$ and %	Full Year 2008
Product Segment	Net Revenues	% of Net Revenues	Operating income (loss)

ACCI (Auto/Cons./Comp./Telecom Infra. Product Groups)	4,129	42.0%	107
IMS (Industrial and Multisegment Product Sector)	3,329	33.8%	459
WPS (Wireless Product Sector)	2,030	20.6%	(70)
FMG (Flash Memories Group) (a)	299	3.0%	16
Others	55	0.6%	(710)

TOTAL	9,842	100%	(198)

(a) Operating income for FMG in the period reflects the benefit of suspended depreciation for Assets Held For Sale.

Full Year 2008 Revenues by Product Group

The following table provides a breakdown of revenues by product group.

Net Revenues (In Million US$ and %)	Full Year 2008	Full Year 2007	Year-over-Year Change

ACCI
Automotive (APG)	1,460	1,419	2.9%
Computer and Communication Infrastructure (CCI)	1,077	1,123	(4.0%)
Home Entertainment & Displays (HED)	1,585	1,402	13.0%
Other ACCI	7	0	n/a

IMS
Analog, Power and MEMS (APM)	2,393	2,313	3.5%
Micro, non-Flash Memory and Smartcard (MMS)	936	825	13.3%

Business Outlook

Mr. Bozotti stated, “While it is extremely difficult to predict how the industry will evolve in 2009, we believe it could be a year of fundamental change and opportunity.

“We have four key priorities for ST during 2009.

•	First, 2009 will be a year focused on improving our competitiveness as we execute on our plan to complete the wireless joint venture with Ericsson Mobile Platforms during the first quarter.

•
Second, we are targeting to reduce our costs by over $700 million in 2009 in respect to the Company’s fourth quarter 2008 cost base. The actions are a combination of the ongoing restructuring initiatives and new programs that are focused on resizing the Company’s manufacturing operations and streamlining expenses, and are expected to affect about 4,500 net jobs worldwide in 2009.

•
Third, we continue to advance our lighter asset strategy focused on careful management of our capital investments. As a result, we have set a capex budget of about $500 million for 2009, representing a 50% reduction in comparison to 2008.

•
Fourth, thanks to our strong and consistent investment in our product portfolio we are in a solid position to provide innovative products that will continue our momentum by driving the Company to gain market share in 2009 just as we have in 2008.”

Current uncertainty in the global financial markets, economic recession in one or more of the world’s major economies, seasonality, and the effect on demand for semiconductor products in the key application markets and from key customers served by our products makes it extremely difficult to accurately forecast product demand and other related matters and makes it more likely that ST’s actual results could differ materially from expectations. Consequently, the Company will only provide approximate revenue and gross margin internal planning targets with respect to the first quarter of 2009. When visibility on market conditions improve, the Company will reconsider providing quantitative guidance similar to past practices. In the meantime and for internal purposes, the Company is currently planning for revenues to be in the range of $1.5 billion to $1.85 billion. As ST works to reduce inventory levels during this timeframe, fab loading will run at levels of about 50%, driving gross margin to an extraordinarily low level which the Company is planning for internal purposes to be in the mid to high 20s as a percentage of sales. Gross margin is subject to changes in demand levels and pricing that could impact fab loading, inventory write-offs, mix and unit costs, and combined with currency fluctuations potentially create additional margin variability.

The above internal planning data do not include the potential impact - to include related purchase accounting - of the expected business combination with Ericsson Mobile Platforms.

Q4 2008 Products, Technology and Design Wins

Automotive, Consumer, Computer and Telecom Infrastructure (ACCI)
Product Highlights

•
In automotive powertrain applications, ST gained several design wins: a multi-driver IC for a market leader in Japan, expected to be used by two car makers in Japan and a third in China; and in Europe, tier-one OEMs selected ST for a mid- to low-end powertrain platform, including multiple Power PC-based microprocessors, and as the single-source supplier for gasoline direct-injection integrated driver ICs, for use in small to medium Euro 5 and 6 cars from 2012, involving most European car makers and several makers in China. ST also gained design wins for its automotive standard products, in areas such as airbags and brake-control modules.

•
Also in powertrain, ST and LG Chem unveiled details of a battery pack combining LG Chem’s lithium-ion battery technology and a state-of-the-art battery-management IC from ST, which can significantly extend the potential of electric and hybrid electric vehicles (HEVs), reducing both petrol consumption and CO2 emissions. In safety applications, ST announced its first high-dynamic-range CMOS camera tailored for vision-based Advanced Driver-Assistance Systems (ADAS).

•
In car multimedia, ST announced it is to collaborate on a common platform that combines ST’s GPS technology with NAVTEQ’s digital road map, also for ADAS solutions. ST’s GPS technologies were also selected by two major system makers for telematics applications in South America and also for tolling systems in Europe. Additionally, ST introduced the world’s first car audio-amplifier with a digital input, eliminating the need for signal conversion and resulting in higher sound quality and better noise immunity.

•
In car-body applications, ST gained many design wins for body control module platforms in Europe and Japan and achieved strong market acceptance of its 24V product roadmap for intelligent power switches. ST also introduced a single chip that produces the major signals required to drive vehicle door-mounted systems as well as an improved method for controlling electrochrome rear-view mirrors, eliminating discrete driver chips normally mounted in multiple locations inside the door.

•
In digital consumer, ST announced its leading-edge STi7141 cable TV set-top-box IC combining high-definition and interactive capabilities and the STDP3100 DisplayPort-to-VGA converter enabling seamless connectivity between legacy VGA monitors, projectors and the new generation of DisplayPort PCs and notebooks. ST’s DisplayPort products were adopted by two leading LCD and plasma TV makers for their ‘two-box’ TV systems, to deliver performance up to120Hz full high definition.

•
In consumer audio, ST gained two design wins in Korea for home entertainment systems for the latest device in its Sound Terminal family. The chip integrates standard digital processing features and an expansion of analog-input capabilities to enable higher flexibility in audio source management.

•
In computer peripherals, ST secured major design wins for hard-disk-drive (HDD) ICs for desktop PC applications, including: a HDD motor controller from a leading maker; a 40nm process technology system-on-chip (SoC), also from a leading HDD maker; and sampling of a new desktop HDD power combo to major customers, based on ST’s latest-generation BCD (Bipolar-CMOS-DMOS) technology. ST also gained a design win for an ASIC, implemented in 40nm technology, from a major OEM for the printer and imaging market.

•	In communications infrastructure applications, ST gained an important design win from a leading OEM for the development of an ASIC for use in data-center solutions.

Industrial and Multi-Segment (IMS) Product Highlights

•
In MEMS motion sensors, ST introduced a family of 3x3x1mm high-performance three-axis linear accelerometers with digital output, boasting resolution scalability, smart embedded features and reduced power consumption. ST also gained a two key design wins for its three-axis devices for a portable navigation device and also a tablet PC. Additionally, the Company was recently named by iSuppli as the leading supplier in 2008 of MEMS for consumer and portable applications.

•
Also in MEMS, ST introduced its first automotive-qualified three-axis MEMS accelerometer, fully leveraging its strategy to bring economies of scale from its market-leading business in consumer to new automotive and industrial applications.

•
In microcontrollers, ST further extended options of its breakthrough 32-bit STM32 ARM Cortex-M3 based MCUs with devices offering 16-Kbyte Flash densities as well as a complete series integrating full-speed USB peripherals. ST also introduced a DSP library for the STM32, allowing developers to take full advantage of the MCU to host signal processing and control functions on the same core. Also in Q4, the STM32 was acclaimed with the winning of 2008 Best Product Award from EDN China.

•
In smartcards, ST introduced a number of products, including two advanced 32-bit families, the ST32 and ST33, which are based on the ARM Cortex M3 and its highly secure SC300 version for mobile-phone SIM cards. These new products offer features that will allow mobile network operators to enhance differentiation and expand revenue growth by delivering richer services to subscribers. ST also introduced a smartcard IC for secure identity cards supporting the latest cryptography techniques, contact and contactless interfaces and a large memory for biometric data. The device meets International Civil Aviation Organization requirements for Machine Readable Travel Documents.

•
ST and LG used Cartes 2008 to demonstrate an NFC (Near Field Communication) mobile phone, which uses ST’s ST21NFCA chip. LG’s KU380-NFC phone features Paypass contactless payment capabilities enabled by a (U)SIM card, as well as contactless reader functions.

•
In powerline applications, ST announced an agreement with Arkados to develop and manufacture a best-in-class 200-Mbps HomePlug AV ‘wideband’ powerline modem SoC. In the ‘narrowband’ market, modules based on ST’s highly integrated powerline transceiver ICs are to be deployed in the largest Automatic Meter Reading project in China. The metering system will remotely collect and manage consumption of water, gas, heat and electricity in more than one million households across China.

•
In power conversion, ST has already received orders for its first 600V Power Schottky devices that use silicon carbide (SiC) technology, helping designers to increase power density and strongly reduce power losses in energy converters. ST also enlarged its ESD protection device portfolio with extremely small footprints of 0.18 sq-mm and ultra-low-capacitance devices that meet USB, DVI, HDMI and SATA standards. Suited for 1 or 2 data lines, these new components provide flexibility to portable telecom, consumer and computer application designers.

•
In analog linear ICs, ST announced new devices aimed at mobile phone and portable consumer products, including a new device that combines an analog switch and 1.6W class-D audio amplifier IC to simplify board design and save space, and a new video buffer IC offering a low operating current and the lowest standby current among comparable devices. Also in linear and interface ICs, ST gained multiple design wins in various markets, including set-top boxes and mobile handsets.

•	In analog and logic ICs, ST launched a watchdog timer offering a chip-enable input to prevent automatic reset generation during in-system programming or boot-up.

ST also designed-in clock-distribution ICs at three major mobile handset makers and an analog temperature sensor with a major telecom company in China. And design wins in advanced analog included a 3-to-1 HDMI switch for an LCD HDTV from a major consumer OEM in Japan, and a significant win with a leading maker in Korea for a range of value-priced consumer products.

•
In discrete semiconductors, ST achieved a myriad of design wins, including: MDmesh II-based power MOSFETs for a solar-panel application; 1200V IGBTs to be used in a UPS application; bipolar transistors for a leading printer maker; production ramp up of a UHF RF power chip for use in a public-safety mobile radio application; and a worldwide leader in UPS qualified a 600V hyper-fast IGBT for a new platform.

Wireless Product Sector (WPS) Highlights

•
ST-NXP Wireless ramped up production of a 3G cellular platform at a tier-one customer. Additionally, its GSM/GPRS solutions continued to ramp-up in high-volume at major OEMs and were designed-in at leading module makers.

•
ST-NXP Wireless announced mass production of the world’s first 3G Unlicensed Mobile Access (UMA) chipset platform, paving the way for a new range of converged fixed and mobile phones with enhanced multimedia capabilities. The Cellular System Solution 7210 UMA is the first product of its kind that combines UMA and 3G technology in a single solution, enabling 3G mobile phones to switch from cellular to WiFi networks, without breaking the call, allowing users to make cheaper calls and conserve their cellular airtime minutes.

•
ST-NXP Wireless is ramping-up a high-performance audio device for mobile music applications with a leading mobile phone maker. The STw5210 provides outstanding audio quality coupled with longer music playing time thanks to its innovative ‘Playback Time Extender’ (PTE) technology.

Technology Highlights

•
ST became the first European company to join the Microsystems Industrial Group (MIG) industry consortium at the Microsystems Technology Laboratories (MTL), Massachusetts Institute of Technology. The MIG is an exclusive industry consortium that was founded in the 1980s to support the Microsystems Technology Laboratories infrastructure and provide direction to the MTL research and educational objectives.

•
ST and INRIA, the French national institute for research in computer science and control, signed a strategic partnership agreement covering next-generation embedded systems. ST and INRIA will identify areas of research to address complex technological needs, enabling them to anticipate and respond to the challenges ahead with solutions shaped by real industry requirements.

All of STMicroelectronics’ press releases (including all releases in Q4) are available at www.st.com/stonline/press/news/latest.htm.

BCD and Sound Terminal are trademarks of STMicroelectronics. All other trademarks or registered trademarks are the property of their respective owners.

Some of the statements contained in this release that are not historical facts are statements of future expectations and other forward-looking statements (within the meaning of Section 27A of the Securities Act of 1933 or Section 21E of the Securities Exchange Act of 1934, each as amended) based on management’s current views and assumptions and involve known and unknown risks and uncertainties that could cause actual results, performance or events to differ materially from those in such statements due to, among other factors:

•
the current economic downturn and ongoing uncertainty in global economic conditions may lead to a further decline in consumer demand in the face of tighter credit and negative financial news. Consequently, demand for our products could be different from our expectations due to factors such as changes in business and economic conditions, the impact on demand for semiconductor products in the key application markets and from key customers served by our products, and changes in customer order patterns including order cancellations, all of which make it extremely difficult to accurately forecast and plan future business activities;

•
our ability to adequately utilize and operate our manufacturing facilities at sufficient levels to cover fixed operating costs particularly at a time of decreasing demand for our products due to decline in demand for semiconductor products;

•	pricing pressures which are highly variable and difficult to predict;

•	the results of actions by our competitors, including new product offerings and our ability to react thereto;

•	the financial impact of obsolete or excess inventories if actual demand differs from our anticipations;

•	the impact of intellectual-property claims by our competitors or other third parties, and our ability to obtain required licenses on reasonable terms and conditions;

•	the outcome of ongoing litigation as well as any new litigation to which we may become a defendant;

•
the current volatility in the financial markets and overall economic uncertainty increases the risk that the actual amounts realized in the future on our debt and equity investments will differ significantly from the fair values currently assigned to them;

•
we hold significant non-marketable equity investments in the flash memory market segment through Numonyx, as well as through our current and planned joint venture in the wireless segment; declines in these market segments could result in significant impairment charges, restructuring charges as well as gains/losses on equity investments;

•	our ability to execute successfully our plan to close during the first quarter of 2009 the merger of ST-NXP Wireless with Ericsson Mobile Platforms;

•
the effects of hedging, which we practice in order to minimize the impact of variations between the U.S. dollar and the currencies of the other major countries in which we have our operating infrastructure in the currently very volatile currency environments;

•	our ability to manage in an intensely competitive and cyclical industry, where a high percentage of our costs are fixed, incurred in currencies other than US dollars;

•	our ability to restructure in accordance with our plans if unforeseen events require adjustments or delays in implementation;

•
our ability in an intensively competitive environment to secure customer acceptance and to achieve our pricing expectations for high-volume supplies of new products in whose development we have been, or are currently, investing;

•	the ability of our suppliers to meet our demands for supplies and materials and to offer competitive pricing;

•
significant differences in the gross margins we achieve compared to expectations, based on changes in revenue levels, product mix and pricing, capacity utilization, variations in inventory valuation, excess or obsolete inventory, manufacturing yields, changes in unit costs, impairments of long-lived assets (including manufacturing, assembly/test and intangible assets), and the timing, execution and associated costs for the announced transfer of manufacturing from facilities designated for closure and associated costs, including start-up costs;

•
changes in the economic, social or political environment, including military conflict and/or terrorist activities, as well as natural events such as severe weather, health risks, epidemics or earthquakes in the countries in which we, our key customers and our suppliers, operate; and

•
changes in our overall tax position as a result of changes in tax laws or the outcome of tax audits, and our ability to accurately estimate tax credits, benefits, deductions and provisions and to realize deferred tax assets.

Such forward-looking statements are subject to various risks and uncertainties, which may cause actual results and performance of our business to differ materially and adversely from the forward-looking statements. Such forward-looking statements can be identified by the use of forward-looking terminology such as “believes,” “may,” “will,” “should,”, “would be” or “anticipates” or similar expressions or the negative thereof or other variations thereof, or by discussions of strategy, plans or intentions. Some of the risk factors we face are set forth and are discussed in more detail in “Item 3. Key Information—Risk Factors” included in our Annual Report on Form 20-F for the year ended December 31, 2007, as filed with the SEC on March 3, 2008. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described in this release as anticipated, believed or expected. We do not intend, and do not assume any obligation, to update any information or forward-looking statements set forth in this release to reflect subsequent events or circumstances.

Unfavorable changes in the above or other factors listed under “Risk Factors” from time to time in our SEC filings, including our Form 20-F, could have a material adverse effect on our results of operations or financial condition.

Conference Call Information
The management of STMicroelectronics will conduct a conference call on January 28, 2009 at 9:00 a.m. U.S. Eastern Time / 3:00 p.m. CET, to discuss operating performance for the fourth quarter and full year of 2008.

The conference call will be available via the Internet by accessing the following Web address: http://investors.st.com. Those accessing the webcast should go to the Web site at least 15 minutes prior to the call, in order to register, download and install any necessary audio software. The webcast will be available until February 6, 2009.

About STMicroelectronics
STMicroelectronics is a global leader in developing and delivering semiconductor solutions across the spectrum of microelectronics applications. An unrivalled combination of silicon and system expertise, manufacturing strength, Intellectual Property (IP) portfolio and strategic partners positions the Company at the forefront of System-on-Chip (SoC) technology and its products play a key role in enabling today's convergence markets. The Company's shares are traded on the New York Stock Exchange, on Euronext Paris and on the Milan Stock Exchange. Further information on ST can be found at www.st.com.

(tables attached)

For further information, please contact:

INVESTOR RELATIONS:
Tait Sorensen
Director, Investor Relations

Tel: +1 602 485 2064
tait.sorensen@st.com

MEDIA RELATIONS:
Maria Grazia Prestini
Senior Director, Corporate Media and Public Relations
STMicroelectronics
Tel: + 41 22 929 6945
mariagrazia.prestini@st.com

STMicroelectronics N.V.
Consolidated Statements of Income
(in millions of U.S. dollars, except per share data ($))

	Three Months Ended

	(Unaudited)	(Unaudited)
	December 31,	December 31,
	2008	2007

Net sales	2,264	2,733
Other revenues	12	9
NET REVENUES	2,276	2,742

Cost of sales	-1,454	-1,731
GROSS PROFIT	822	1,011

Selling, general and administrative	-304	-295
Research and development	-572	-480
Other income and expenses, net	6	28
Impairment, restructuring charges and other related closure costs	-91	-279
Total Operating Expenses	-961	-1,026

OPERATING LOSS	-139	-15
Other-than-temporary impairment charge on financial assets	-55	-46
Interest income, net	3	25
Earnings (loss) on equity investments	-204	2
Gain on financial assets	15	0

LOSS BEFORE INCOME TAXES AND MINORITY INTERESTS	-380	-34
Income tax benefit	9	55

INCOME (LOSS) BEFORE MINORITY INTERESTS	-371	21
Minority interests	5	-1
NET INCOME (LOSS)	-366	20

EARNINGS (LOSS) PER SHARE (BASIC)	-0.42	0.02
EARNINGS (LOSS) PER SHARE (DILUTED)	-0.42	0.02

NUMBER OF WEIGHTED AVERAGE SHARES USED IN CALCULATING DILUTED INCOME (LOSS) PER SHARE	878.1	904.2

STMicroelectronics N.V.
Consolidated Statements of Income
(in millions of U.S. dollars, except per share data ($))

	Twelve Months Ended

	(Unaudited)	(Audited)
	December 31,	December 31,
	2008	2007

Net sales	9,792	9,966
Other revenues	50	35
NET REVENUES	9,842	10,001

Cost of sales	-6,282	-6,465
GROSS PROFIT	3,560	3,536

Selling, general and administrative	-1,187	-1,099
Research and development	-2,152	-1,802
Other income and expenses, net	62	48
Impairment, restructuring charges and other related closure costs	-481	-1,228
Total Operating Expenses	-3,758	-4,081

OPERATING LOSS	-198	-545
Other-than-temporary impairment charge on financial assets	-138	-46
Interest income, net	51	83
Earnings (loss) on equity investments	-553	14
Gain on financial assets	15	0

LOSS BEFORE INCOME TAXES AND MINORITY INTERESTS	-823	-494

Income tax benefit	43	23
LOSS BEFORE MINORITY INTERESTS	-780	-471
Minority interests	-6	-6
NET LOSS	-786	-477

LOSS PER SHARE (BASIC)	-0.88	-0.53
LOSS PER SHARE (DILUTED)	-0.88	-0.53

NUMBER OF WEIGHTED AVERAGE SHARES USED IN CALCULATING DILUTED LOSS PER SHARE	892.0	898.7

STMicroelectronics N.V.
CONSOLIDATED BALANCE SHEETS

As at	December 31,	September 27,	December 31,
In millions of U.S. dollars	2008	2008	2007
	(Unaudited)	(Unaudited)	(Audited)

ASSETS
Current assets:
Cash and cash equivalents	1,009	868	1,855
Marketable securities	651	726	1,014
Trade accounts receivable, net	1,064	1,520	1,605
Inventories, net	1,840	1,787	1,354
Deferred tax assets	233	252	205
Assets held for sale	0	0	1,017
Receivables for transactions performed on behalf, net	0	72
Other receivables and assets	685	694	612
Total current assets	5,482	5,919	7,662

Goodwill	958	1,030	290
Other intangible assets, net	863	904	238
Property, plant and equipment, net	4,739	5,065	5,044
Long-term deferred tax assets	373	370	237
Equity investments	510	691	0
Restricted cash	250	250	250
Non-current marketable securities	242	297	369
Other investments and other non-current assets	477	458	182
	8,412	9,065	6,610
Total assets	13,894	14,984	14,272

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Bank overdrafts	20
Current portion of long-term debt	123	63	103
Trade accounts payable	847	1,156	1,065
Other payables and accrued liabilities	996	1,165	744
Dividends payable to shareholders	79	163	0
Deferred tax liabilities	28	19	11
Accrued income tax	106	142	154
Total current liabilities	2,199	2,708	2,077

Long-term debt	2,554	2,487	2,117
Reserve for pension and termination indemnities	332	301	323
Long-term deferred tax liabilities	27	109	14
Other non-current liabilities	350	323	115
	3,263	3,220	2,569
Total liabilities	5,462	5,928	4,646
Commitment and contingencies
Minority interests	276	290	53
Common stock (preferred stock: 540,000,000 shares authorized, not issued;	1,156	1,156	1,156
common stock: Euro 1.04 nominal value, 1,200,000,000 shares authorized, 910,307,305 shares issued, 874,276,833 shares outstanding)
Capital surplus	2,324	2,311	2,097
Accumulated result	4,064	4,444	5,274
Accumulated other comprehensive income	1,094	1,276	1,320
Treasury stock	-482	-421	-274
Shareholders’ equity	8,156	8,766	9,573
Total liabilities and shareholders’ equity	13,894	14,984	14,272

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, STMicroelectronics N.V. has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

STMicroelectronics N.V.

Date: January 28, 2009	By:	/s/ CARLO FERRO
	Name:	Carlo Ferro
	Title:	Executive Vice President and
Chief Financial Officer